

May 18, 2015

Alain Monié
Chief Executive Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, California 92705-4926

      Re: **Ingram Micro Inc.**
           Form 10-K for the Fiscal Year Ended January 3, 2015
           Filed February 27, 2015
           File No. 001-12203

Dear Monié:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2015

Liquidity and Capital Resources, page 34

1. Please tell us your consideration of providing enhanced disclosures to explain the changes in your working capital. In this respect, your disclosures should focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, your disclosures should explain in greater detail the material factors underlying changes in your accounts receivable, inventory, accounts payable and accrued expenses during fiscal 2014. In addition, please tell us your consideration of disclosing your day's sales outstanding, day's inventory outstanding and day's accounts payable outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Consolidated Financial Statements

Note 4 — Acquisitions, Goodwill and Intangible Assets, page 53

2. We note that you acquired 58% of the outstanding shares of Armada. Please explain why you recorded the minority interest in other liabilities for the remaining 42% of the outstanding shares. Tell us how your presentation of the non-controlling interest complies with the guidance in ASC 810-10-45-15 to 17A.

Note 10- Commitments and Contingencies, page 63

3. Please tell us how your disclosure of the various Brazilian tax assessment amounts addresses disclosure of the reasonable possibility of losses exceeding $0.00 pursuant to the guidance in ASC 450-20-50 paragraphs 3 to 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson,
Senior Assistant Chief Accountant